UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.  2)*

HEALTHETECH, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

422210104

(CUSIP Number)

Eric Roth, Esq.
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Chrysler Center
666 Third Avenue
New York, New York 10017
(212) 935-3000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 7, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 422210104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Kodiak Capital, LLC 20-0255184

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization State of Connecticut

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 2,236,842*

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 2,236,842*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,236,842*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 27.94%*

14.	Type of Reporting Person (See Instructions) OO

*See Item 1 and Item 5 below.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Arthur J. Samberg

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 154,090*

	8.	Shared Voting Power 2,236,842*

	9.	Sole Dispositive Power 154,090*

	10.	Shared Dispositive Power 2,236,842*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,390,932*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 29.82%*

14.	Type of Reporting Person (See Instructions) IN

*See Item 1 and Item 5 below.

Item 1.	Security and Issuer

This Amendment No. 2 to Schedule 13D relates to the common stock, par value $.001 per share (the “Common Stock”), of HealtheTech, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 523 Park Point Drive, 3rd Floor, Golden, Colorado 80401. The Reporting Persons hereby amend their statement on Schedule 13D, as previously amended, relating to the shares of Common Stock as set forth below.

Item 2.	Identity and Background

Item 3.	Source and Amount of Funds or Other Consideration

Item 4.	Purpose of Transaction

Item 5.	Interest in Securities of the Issuer
Items 5(a), 5(b) and 5(c) of the statement on Schedule 13D filed by the Reporting Persons on January 8, 2004, as previously amended, are hereby amended and restated to read as follows:
(a) and (b)

Kodiak and Arthur J. Samberg (as the managing member of Kodiak) are deemed to beneficially own an aggregate of 2,236,842 shares of Common Stock (consisting of the 1,315,789 shares of Common Stock acquired by Kodiak pursuant to the Purchase Agreement and 921,052 shares of Common Stock that may be acquired by Kodiak upon exercise of the Warrant), representing approximately 27.94% of the 7,086,215 shares of Common Stock outstanding (assuming the issuance of 921,052 shares of Common Stock upon exercise of the Warrant).  Kodiak is the direct beneficial owner, and Arthur J. Samberg (as the managing member of Kodiak) is deemed to be the indirect beneficial owner, of the 2,236,842 shares of Common Stock.  Arthur J. Samberg disclaims beneficial ownership of the shares of Common Stock directly beneficially owned by Kodiak (except for his indirect pecuniary interest arising therein).  Kodiak and Arthur J. Samberg have shared power to direct the vote and shared power to direct the disposition of these shares of Common Stock.

Arthur J. Samberg is deemed to beneficially own an aggregate of 154,090 shares of Common Stock (consisting of 144,758 shares of Common Stock held directly and 9,332 shares of Common Stock that may be acquired upon the exercise of a director stock option), representing approximately 2.17% of the number of shares of Common outstanding (assuming the issuance of 9,332 shares of Common Stock upon the exercise of the director stock option). Arthur J. Samberg is deemed to be the direct beneficial owner of the 154,090 shares of Common Stock.  Arthur J. Samberg has sole power to direct the vote and sole power to direct the disposition of these shares of Common Stock.

The 2,390,932 shares of Common Stock of which Arthur J. Samberg is deemed to be the direct and indirect beneficial owner represent approximately 29.82% of the outstanding shares of Common Stock (assuming the issuance of 921,052 shares of Common Stock upon exercise of the Warrant and the issuance of 9,332 shares of Common Stock upon the exercise of the director stock option).

(c) The following table sets forth all transactions with respect to the shares of Common Stock effected since the most recent filing on Schedule 13D by any of the Reporting Persons.

1.             On May 14, 2004, Arthur J. Samberg received from the Issuer an option to purchase 2,000 shares of Common Stock at an exercise price of $2.201 per share pursuant to an annual option grant under the Issuer’s 2002 Director Option Plan. The option will become exercisable on May 14, 2005 and will expire on May 14, 2004.

2.             On June 7, 2004, Arthur J. Samberg received 80,000 shares of Common Stock in connection with a foreclosure by Mr. Samberg under a loan and pledge agreement between Mr. Samberg and James R. Mault, the former Chairman and Chief Executive Officer of the Issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7.	Material to Be Filed as Exhibits

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 8, 2004

KODIAK CAPITAL, LLC
By: /s/ Arthur J. Samberg
Name: Arthur J. Samberg
Title: Managing Member

/s/ Arthur J. Samberg
Arthur J. Samberg